SUB-ITEM 77D:    POLICIES WITH RESPECT TO SECURITY INVESTMENTS

     Effective November 1, 2005, the registrant's Hussman Strategic Growth Fund series may invest in shares of exchange-traded funds ("ETFs"), and may sell short shares of ETFs and purchase and sell options on ETFs.

     Effective November 1, 2005, the registrant's Hussman Strategic Total Return Fund series may invest in foreign government debt securities in emerging markets; and may also invest in shares of ETFs, sell short shares of ETFs and purchase and sell options on ETFs. Hussman Strategic Total Return Fund will limit its aggregate investments in "alternative" investments outside of the U.S. fixed-income market (including shares of ETFs, utility stocks, precious metals stocks, foreign currency futures and related options, shares of real estate investment trusts and foreign government debt securities) to 30% of its net assets.